Filed by Royal Dutch Shell plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: Royal Dutch Petroleum Company

Registration Number: 333-125037

Date: June 23, 2005

LEGAL INFORMATION

Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the “Royal Dutch Offer”) that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc (“Royal Dutch Shell”) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which have been filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of the documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c (“Shell Transport”) can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge at the Royal Dutch Shell website at www.shell.com/unification or free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

The Royal Dutch Offer and the scheme of arrangement of Shell Transport (the “Scheme”) are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This document and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the proposed transaction pursuant to which Royal Dutch Shell will become the holding company of Royal Dutch and Shell Transport (the “Transaction”) are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this document and other documents relating to the Transaction have not been, and cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This document and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the “New Zealand Securities Act”). Accordingly, neither the Royal Dutch Offer Document nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell Shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this document in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the Transaction to be satisfied (including the failure of the Royal Dutch general meeting of shareholders to approve the implementation agreement between Royal Dutch Shell, Royal Dutch and Shell Transport and the failure of Shell Transport shareholders to approve the Scheme); the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; tax treatment of dividends paid to shareholders; the accounting implications of the Transaction and other factors affecting the Royal Dutch/Shell Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F for the year ended 31 December 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group’s businesses. None of Royal Dutch Shell, Royal Dutch, Shell Transport nor any member of the Royal Dutch/Shell Group undertakes any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or other information. In light of these risks, the results of Royal Dutch Shell, Royal Dutch, Shell Transport, the Royal Dutch/Shell Group or the Royal Dutch Shell Group could differ materially from the forward-looking statements contained in this document.

THE FOLLOWING IS THE TEXT OF THE SPEAKER’S NOTES FOR A MEDIA BRIEFING HELD ON JUNE 22, 2005, AS DISTRIBUTED TO ATTENDEES OF THE BRIEFING.

Media Briefing with Jeroen Van der Veer
Wednesday 22nd June 2005

Our Way Forward

•	Welcome to Shell. I would like to cover a few things on our way forward, which is based on some thoughts I have already shared with my senior leadership at Shell Business Week.

•	First, I will give my view on the progress made over the last year and second, I’d like to talk a little about my vision of Shell in 2015, where I see our strategy of ‘More Upstream and Profitable Downstream’ taking us.

•	As you know we have published for shareholders the documentation for the transaction to unify under Royal Dutch Shell plc, and in six days’ time shareholders will vote on the proposals. This is an historic moment for us. After June 28th and completion in July, we will truly be able to talk of one company, with one board, one Chief Executive, and a single Headquarters. In September we articulated our vision and strategy, which is shared by my colleagues on the Executive Committee.

•	We are changing the way the headquarters functions work with the Businesses, with clear accountability to drive forward that strategy and embed desired behaviours more quickly and profoundly.

•	And the Businesses are transforming the way they operate, for example in the new integrated and globalised Downstream One structure and the globalised EP structure.

•	There have been significant accomplishments across all our businesses over the past year.

Transaction.

We believe that unification proposals will deliver significant benefits, including clarity and simplicity of governance, increased management efficiency, increased accountability, and increased flexibility to issue equity and debt, should we ever choose to do so.

•	Increased clarity and simplicity of governance: The best example here is our much simplified board structure, a smaller, single tiered board comprising 10 non-executive directors and 5 executive directors, led by a non-executive Chairman overseeing one Company.

•	Increased management efficiency: There are some examples: to name a few: going from two corporate centres to a single headquarters, centralisation of key functions such as Finance and Legal, and streamlined authorities and decision-making processes.

•	Increased accountability: I will report to one Board, and the Executive Directors report directly to me as the Chief Executive. The drive for accountability extends into each of the businesses and major functions. Very straight-forward and clear.

Achievements over the year

•	Our strategy is clear: More Upstream and Profitable Downstream. I’m pleased with progress and, as we said at Q1, the business is firing on all cylinders.

•	In the first half of this year I’ve visited most of the major new, or recent, investment areas in the portfolio including Nigeria, Oman, Qatar, Malaysia, Brunei, Sakhalin, NWS, Gorgon, Salym, Nanhai, Altamira (Mexico) to meet with stakeholders and communicate with staff and review the challenges of their businesses.

•	We’re well on our way on “Elephant” [billion dollar projects] projects like Sakhalin, Nanhai, and a start-up of Bonga this autumn and expansion of Salym along with significant discoveries in Norway and Malaysia. Last week we started to tow out the concrete gravity base substructure for Lunskoye A. This is the first of its kind to be built in Russia, and is one of the largest concrete structures ever built in Russia.

•	We’ve entered Libya with a major integrated gas project. We’re working the Ukraine, and have the go ahead for the Changbei project in China, which is largest investment in Chinese onshore gas production by an International oil company.

•	In liquefied natural gas, we continue to extend our leadership. We’ve taken FID on Train 5 North West Shelf LNG, which will take Shell’s global equity capacity to almost 12mtpa. This year we’ve also announced LNG projects in Nigeria and Qatar and we’re making good progress on Gorgon LNG in Australia.

•	In the Downstream – We’ve continued with significant progress to reshape the portfolio, announcing the sale of Basell, which is expected to complete in second half of this year, completing sales in Romania, the Canaries, the Caribbean, the LPG business in Portugal and the Bakersfield refinery in California.

Leveraging our strengths.

•	On professionalism and leveraging our competitive strengths, I am very pleased with the progress with the Project Academy, where we are establishing a centre of excellence to build on our world leading project management skills.

•	We also have plans for a Commercial Academy for both upstream and downstream. Differentiating ourselves through the creativity and quality of our proposals to host governments and the way we partner national oil companies is a crucial commercial challenge.

•	Our ability to innovate and apply technology will contribute to our success.

•	As part of this process I want to briefly mention five new initiatives:

•	First, we will increase our Research and Technology development budgets, which currently stands at $553 mln, when new proposals and ideas merit such new funding.

•	Second, we intend to appoint Chief Scientists in around ten disciplines. These senior positions will be for our top specialist in a field, who will be our visible ambassador of that technology, known externally in universities and scientific communities, and seen as a role model in Shell.

•	Third, I believe that Co2 creates an opportunity for Shell. l will appoint a “Mr or Ms CO2”, to make sure that we drive this opportunity quickly and appropriately.

•	Fourth, we are creating a Future Energy Forum to be led by an Executive Director who will coordinate our involvement in new forms of energy.

•	Fifth, I will report to the Board of Directors annually about how our technology and innovation are improving our competitive position.

To sum up:

We have made good progress. Our culture and behaviours have improved and we have made some real financial and operational progress over the last year, with record performance in 2004. But we have made just the first steps on a long journey and there are many challenges ahead.

Now let me look ahead to 2015.

•	Let me offer my vision of where our strategy will take us over the coming decade.

•	Today we could be at a defining moment of our industry: where will oil or gas prices be, or geopolitics, or industry consolidation? We have to prepare ourselves for many different scenarios and have to be able to act in uncertainty.

•	But I believe that in 2015 we will see in our business environment:

¡	Hydrocarbons still have the lion’s share of energy supplies.
¡	More oil and gas comes from unconventionals, or from production where environmental aspects are a major challenge.
¡	New start-ups require multibillion-dollar projects.
¡	The capital intensity of the average barrel of oil or cubic meter of gas has gone up a lot.
¡	More oil, and especially more gas, is transported over longer distances and will cross more borders.
¡	Carbon dioxide is a key concern.
¡	Governments continue to play a major role in our industry.

My vision for Shell in 2015:

•	We are still a hydrocarbon company, including base chemicals and coal technologies, with a growing renewables business.

•	Our operations enjoy a high reputation with many stakeholders and we win new projects by:

¡	our operational know how and respect for our business principles and sustainability,
¡	applying better technology and innovation,
¡	our commitment to long-term partnerships,
¡	our diverse and inclusive behaviours lead to a truly trans-national organisation that is better than any competitor,
¡	selecting the right projects and executing them well.

•	This will depend on having an unrivalled workforce: a worldwide professional network; emphasising performance, teamwork and discipline; committed to developing people; with career progression open to all and based on merit; and where diverse and inclusive behaviours lead to a trans-national organisation that is better than any competitor.

•	Without revealing competitive secrets, let me offer some specifics for 2015:

¡	two thirds of our operations are first quartile and are welcomed by our neighbours
¡	we are seen as one of the best project executors
¡	we have more than ten elephant projects underway at any time, highly complex, often cross-business, in sensitive conditions and capital intensive
¡	we continue to lead the LNG business, are successful in biofuels and have a commercially sound renewables business
¡	we have built global leadership in GTL and unconventional oil, and are renowned for responsible carbon dioxide management
¡	our production is some 5 million barrels oil equivalent per day
¡	our downstream is in many more than 100 countries, with a substantial market share nearly everywhere based on the strength of the Shell brand.

•	We attach great importance to our technology which enables us to offer superior value propositions for governments and customers and makes us a sought after partner in joint ventures despite strong competition, not just from the traditional oil companies but also from government-to-government deals by state controlled enterprises.

•	Our tools are:
¡	First, the technology and operational experience to deliver more than our competitors, providing lower costs and greater reliability for our customers, achieving higher recovery of oil or gas, or producing unconventional oil and gas that others struggle to access.
¡	Second, the track record of executing elephant projects, on schedule, within budget and with flawless start-up, all based on the standard methods and work processes that we have learned at the Project Academy.
¡	Third, being known as a reliable partner, where our staff have an eye for the interests of all stakeholders.

•	We have seized the opportunity carbon dioxide offers. The world sees CO2 as a problem, and we have turned it into an opportunity for Shell. We have developed proprietary sequestration technology, starting with pilots followed by commercialisation. We remain a large trader of carbon, making fossil fuels green by combining sequestration and emissions trading. Taking this key disadvantage of carbon dioxide away enables the world to continue using relatively cheap and convenient fossil energy, green fossil fuels.

•	We are recognised for having a standard global systems approach for many applications. Together with rigorous planning and appraisal, largely executed by middle management, this drives performance and discipline.

•	So, there is a great future for Shell, but we need to grasp the opportunities.